UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

LIPMAN ELECTRONIC ENGINEERING LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share**

(Title of Class of Securities)

M6772H101

(CUSIP Number)

Meir Shamir Mivtach Shamir Holdings Ltd. Beit Sharvat 4 Koyfman st. Tel – Aviv 68012, Israel 972 – 3 – 5162626

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 26, 2004***

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

*** The reporting persons acquired the subject securities in December 1992 from the founders of the Issuer and in February 1993 as a result of allotment of shares from the Issuer before the Issuer’s securities were traded on the Tel Aviv Stock Exchange. The Issuer’s securities commenced trading on the Nasdaq National Market on January 26, 2004.

CUSIP No. M6772H101

1	NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,765,108 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,765,108 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,765,108 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.73%
14	TYPE OF REPORTING PERSON*: CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)     As set forth in the voting agreement attached hereto as Exhibit (b), Mr. Meir Shamir and Ashtrum Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2)     For purposes of Section 13(d), Mr. Meir Shamir may be deemed to beneficially own 4,765,108 shares held by Mivtach Shamir Holdings Ltd. where Mr. Shamir is the Chairman.

CUSIP No. M6772H101

1	NAME OF REPORTING PERSON: Meir Shamir (Israel) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,765,108 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,765,108 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,765,108 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.73%
14	TYPE OF REPORTING PERSON*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)     As set forth in the voting agreement attached hereto as Exhibit (b), Mr. Meir Shamir and Ashtrum Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2)     For purposes of Section 13(d), Mr. Meir Shamir may be deemed to beneficially own 4,765,108 shares held by Mivtach Shamir Holdings Ltd. where Mr. Shamir is the Chairman.

Item 1:	Security and Issuer.

        The securities to which this Schedule 13D relates are the Ordinary Shares, par value NIS 1.00 per share, of Lipman Electronic Engineering Ltd., a corporation organized under the laws of the State of Israel (the "Issuer"). The address of the Issuer's principal executive office is 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

Item 2:	Identity and Background.

(i)	Mivtach Shamir Holdings Ltd. is a corporation organized under the laws of the State of Israel traded in the Tel Aviv Stock Exchange. Its principal business is investment in securities and companies.

(ii)	Messrs. Meir Shamir, Yeheskel Dovrat, Avraham Nussbaum, Uri Shani and Ariela Goldman, the sole directors of Mivtach Shamir Holdings Ltd., are citizens of the State of Israel. Messrs. Uri Shani and Ariela Goldman are the external directors of Mivtach Shamir Holdings Ltd. according to the Companies Law of the State of Israel.

        The principal business address for each of the reporting and other enumerated persons is Mivtach Shamir Holdings Ltd. Beit Sharvat, 4 Koyfman st. Tel Aviv 68012, Israel.

        During the last five years, none of the reporting and other enumerated persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting or other enumerated person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration.

        Mivtach Shamir Holdings Ltd. acquired 1,288,640 shares of the Issuer in December 1992 from the founders of the Issuer and an additional 1,323,940 shares in February 1993 as a result of allotment of shares from the Issuer before the Issuer's securities were traded on the Tel Aviv Stock Exchange. Mivtach Shamir Holdings Ltd acquired 904,364 shares of the Issuer from June 1998 until December 1998. Mivtach Shamir Holdings Ltd acquired 2,178,164 shares of the Issuer from January 1999 until May 1999. On January 2004 Mivtach Shamir Holdings Ltd sold 930,000 shares of the Issuer in an initial public offering of the Issuer in the U.S. Mivtach Shamir Holdings Ltd. used working capital funds and equity to fund 100% of the purchase price for the shares of the Issuer it acquired.

Item 4:	Purpose of the Transaction.

The Shares were acquired for investment purposes only.

Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd., an Israeli corporation, which owns 2,130,000 ordinary shares, or 7.48% of the outstanding voting securities of the Issuer, entered into a shareholders' agreement in August 2002 (the "Mivtach/Mez-Op Agreement"), which agreement terminates upon the disposition of more than 60% of the ordinary shares held by either Mivtach or Mez-Op on the date of such agreement.

     (a)        During the first five years of the Mivtach/Mez-Op Agreement, if either party desires to sell or otherwise transfer any or all of the ordinary shares owned or otherwise held by it that is equal to or more than five percent of the Issuer's outstanding ordinary shares, then the selling party must offer the ordinary shares to the other party at the same price the selling party seeks to receive from a third party.

     (b)        The Mivtach/Mez-Op Agreement requires the parties thereto to vote all of the ordinary shares owned or otherwise held by them to elect to the Board certain pre-determined individuals, including (i) three members designated by Mivtach, (ii) two members designated by Mez-Op, and (iii) subject to applicable law, two external directors mutually acceptable to both Mivtach and Mez-Op.

     (c)        Under the Mivtach/Mez-Op Agreement, subject to applicable law, Mivtach and Mez-Op have agreed to use their best efforts to cause the Issuer to distribute cash dividends to its shareholders during each of the five years that commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. This agreement to cause dividend distributions terminates on the date the aggregate amount of dividends the Issuer shall have distributed after July 1, 2002 equals $22.5 million. Subject to their agreement to cause dividend distributions as described above and applicable law, Mivtach and Mez-Op also agreed to use their best efforts to cause the Issuer's shareholders' equity to be equal to at least 50% of its total assets at the end of each fiscal period, in each case, not less than $55.5 million.

        Mivtach Shamir Holdings Ltd. is a party to a Registration Rights Agreement, dated November 18, 2003, by and among the Issuer, Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd., pursuant to which Mivtach Shamir Holdings and Mez-Op Holdings may, subject to the conditions set forth in the agreement, require the Issuer on an aggregate of three occasions to register their ordinary shares. Mivtach Shamir Holdings and Mez-Op Holdings also have piggyback registration rights. The Issuer agreed to pay all expenses incurred in connection with a registration, other than underwriting commissions for shares to be sold. This agreement will remain in effect until all shares owned by these two shareholders can be sold within a six month period without registration under the provisions of Rule 144.

Item 5:	Interest in Securities of the Issuer.

        Each of Meir Shamir and Mivtach Shamir Holdings Ltd. beneficially owns 4,765,108 Shares, which constitutes approximately 16.73% of the class. The issuer's capital includes 1,925,660 treasury shares. After deducting the treasury shares from the total outstanding share capital, the shares held by the reporting persons represent approximately 17.94% of the class. The reporting persons have shared power to direct the vote, dispose and direct the disposition of the 4,765,108 shares held by Mivtach Shamir Holdings Ltd.

Item 6:	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is incorporated in this Item 6 by reference.

Item 7:	Exhibits.

(a)	Joint Filing Agreement.

(b)	Voting Agreement between Meir Shamir and Ashtrum Industry Ltd., dated as of December 22, 1997, and amended on April 22, 2002.

(c)	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-1/A, No. 333-111849, as filed on January 12, 2004).

(d)	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd. (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form F-1/A, No. 333-111849, as filed on January 12, 2004).

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

—————————————— Date: March 10, 2005

MIVTACH SHAMIR HOLDINGS LTD. BY: /S/ MEIR SHAMIR —————————————— Meir Shamir Chairman /s/ MEIR SHAMIR —————————————— Mr. Meir Shamir

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).